SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

Table of Contents

Press Release of May 11, 2007 – Invitation to the Shareholders of the Societe Anonyme under the tradename ‘Coca-Cola Hellenic Bottling Company S.A.’ to the Annual General Meeting.

Press Release of May 4, 2007 – Disclosure of Annual Report and Accounts 2006 for Coca-Cola HBC Finance B.V. and Coca-Cola HBC Finance plc, under EMTN programme.

Press Release of April 3, 2007 – Coca-Cola Hellenic Bottling Company S.A. Conference Call Invitation.  First Quarter 2007 Financial Results and Conference Call, Thursday 10 May 2007.

Press Release of April 23, 2007 – Coca-Cola Hellenic Bottling Company S.A. announces the acquisition of Italian vending operator Eurmatik.

Press Release of March 30, 2007 – Coca-Cola Hellenic Bottling Company S.A. Announces Executive Appointment.

Press Release of March 30, 2007 – Results for the three months ended 30 March 2007 (IFRS).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria, Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

INVITATION

To the Shareholders of the Societe Anonyme under the tradename
“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”
to the Annual General Meeting

Athens, Greece – 11 May 2007 - As resolved by the Company’s Board of Directors on 10 May 2007, at its meeting no.  734 and in accordance with Codified Law 2190/1920 “re: Societes Anonymes” and article 17 of the Company’s Articles of Association, the Shareholders of the Societe Anonyme under the tradename “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HBC” are invited to an Annual General Meeting, to be held in Maroussi of Attica, at the “VILLAGE CENTER” multiplex cinema, Room 8, 3 Frangoklissias Street, Maroussi, on Wednesday 20 June 2007, at 11:00 a.m., with the following Agenda:

1)                           Submission of the Management Report by the Board of Directors and of the Audit Certificate by the Company’s Chartered Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year which ended on 31.12.2006.

2)                           Submission and approval of the Company’s annual Financial Statements for the fiscal year which ended on 31.12.2006 and of the consolidated Financial Statements.

3)                           Release of the members of the Board of Directors and of the Auditors of the Company from any liability for their activity during the fiscal year ended on 31.12.2006.

4)                           Approval of the remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and for their services to the Company for the fiscal year 2006 and pre-approval of remuneration for the fiscal year 2007 (1.1.2007 - 31.12.2007).

5)                           Election of Statutory Auditors for the fiscal year 2007 (1.1.2007 - 31.12.2007) and determination of their fees.

6)                           Approval of distribution of Profits (dividend) for the fiscal year 2006.

7)                           Ratification of appointment of new members of the Board (substituting members that have resigned)

8)                           Amendments to the Company’s stock option plan schemes.

Shareholders wishing to attend at the General Meeting, must deposit at least five (5) full days prior to the Meeting, the relevant blocking certificate from the Hellenic Exchanges at the Company’s offices (9 Frangoklissias Street, Maroussi), in accordance with article 18 of the Articles of Association, together with the relevant proxy in the event that they wish to be represented at the Meeting.

Shareholders may obtain further information on the items of the Agenda from the Company’s Investor Relations Department at +30 210 618 3298 and +30 210 618 3106.

THE BOARD OF DIRECTORS

“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria, Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

Disclosure of annual report and accounts 2006 for Coca-Cola HBC Finance B.V. and Coca-Cola HBC Finance plc, under EMTN programme

Athens, Greece – 04 May 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that, in connection with the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V. as issuers and Coca-Cola HBC Finance plc, Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. as guarantors, two copies of the annual report and accounts for 2006 with respect to each of Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V. have been submitted to the FSA, and will shortly be available for inspection at the UK Listings Authority’s Document Viewing Facility, which is situated at:

UK Listing Authority

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:
Coca-Cola HBC
Chris Nolan	Tel: +30 210 618 3114
Director of Treasury	Email: chris.nolan@cchbc.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria,

Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Conference Call Invitation

First Quarter 2007 Financial Results and Conference Call

Thursday 10 May 2007

Athens, Greece – 3 April 2007 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) today announced that it will release First Quarter 2007 results on Thursday 10 May 2007 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release and presentation slides will be available as of that time on our website: www.coca-colahbc.com

CCHBC Management will host a conference call, with financial analysts, discussing the results, on:

Date:	Thursday, 10 May 2007

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Participants should dial one of the following numbers and quote ‘Coca-Cola HBC’:

Greek participants please dial	00800 4413 1378
US participants please dial	1866 819 7111
UK participants please dial	0800 953 0329
Other Intl’ participants please dial	+44 1452 542 301

The conference call, which will include management’s remarks, followed by a Question-and-Answer session, will last approximately one hour.

Please dial in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Alternatively, participants can log into www.coca-colahbc.com for a live audio webcast of the conference call.

Replay after the conference call:

This service will be available until and including May 17th, 2007

UK callers please dial	0800 953 1533
Greek and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222

 Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at www.coca-colahbc.irevents.com. This service will be available until May 24th, 2007.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Stock Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:
Coca-Cola HBC – Investor Relations
Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com
Anna Konoplianikova

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics Athens	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria, Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces the acquisition of Italian vending operator Eurmatik

Athens, Greece – 23 April 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that it has agreed to acquire 100% of Eurmatik S.r.l., a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks.

The total consideration for the transaction is EUR15.8 million (including debt but excluding acquisition costs). The final purchase price is subject to certain adjustments. The transaction is also subject to regulatory approval. The intended acquisition of Eurmatik is not expected to materially affect group profitability in the near term.

Commenting, Doros Constantinou, Managing Director of CCHBC said, “The Eurmatik acquisition provides Coca-Cola HBC with an opportunity to strengthen our presence and acquire valuable know-how in the full-line vending channel in Italy. This transaction is consistent with our strategy of selectively exploring new channels in order to extend our product reach and diversification, particularly in the high value immediate consumption channel. The intended acquisition of Eurmatik follows the acquisitions of two other vending operators, Vendit in Ireland in 2005 and Yoppi in Hungary in 2006.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:
Coca-Cola HBC – Investor Relations
Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com
Anna Konoplianikova

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics Athens	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria, Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

Announces Executive Appointment

Athens, Greece – 30 March 2007 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announces the appointment of Dimitris Lois to the newly created position of Executive Advisor to Doros Constantinou. Dimitris will be responsible for special projects of a strategic nature and will be a member of CCHBC’s Operating Committee.

Dimitris, joins CCHBC from Frigoglass SA, a global manufacturer of commercial refrigerators and packaging products primarily for the beverage industry, where he served as Managing Director and executive member of the Board of Directors. Under his leadership, Frigoglass became the world leader in providing Ice-Cold Merchandising solutions by extending its geographical footprint to 16 countries, expanding its customer base and consolidating its core strengths.

Dimitris joined Frigoglass in 1997, as the General Manager of the STIND S.A. glass plant in Bulgaria later becoming Country manager for Bulgaria.  In 2000, he was appointed Commercial Refrigeration Director, and in 2001, following Frigoglass’s acquisition of the Norcool Group and Husky, he was appointed Director of the newly created Cool Division.  During his tenure, the acquired operations were successfully integrated, creating a global leader in the Ice-Cold Merchandising segment. Dimitris started his career in 1988 at Grecian Magnesite SA, one of the leading European Magnesite operations where he held various managerial posts including that of Business Development Manager.  Dimitris is 46 years old and holds degrees in Chemical Engineering from the Illinois Institute of Technology (BSc.) and North Eastern University (MSc.).  He is married to Mari and they have 2 daughters.

Mr Doros Constantinou, Managing Director of Coca-Cola HBC said, “We are delighted that Dimitris has decided to join CCHBC. His experience and proven leadership skills add considerably to the strength of CCHBC’s existing executive team.  I am convinced that his knowledge of our business and the global beverage industry together with his international experience and skills will add significant value to our company as we continue to execute our strategy”.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:
Coca-Cola HBC – Investor Relations
Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com
Anna Konoplianikova

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Results for the three months ended 30 March 2007 (IFRS)

A solid start to the year

FIRST QUARTER HIGHLIGHTS

•                  Volume of 402 million unit cases, 18% above 2006,

•                  Steady progress in operating profit (EBIT) to €60 million, 11% above prior year, on a comparable basis,

•                  Net profit of €25 million, 25% above prior year, on a comparable basis,

•                  EPS of €0.10, 25% above prior year, on a comparable basis.

Note: Comparable financial indicators (previously referred to as ‘underlying’) relate only to 2006 (Operating profit, EPS, etc.) and exclude the recognition of pre-acquisition tax losses and restructuring costs.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘I am pleased to report positive momentum across all our territories and product portfolio during the first quarter of 2007. Our continued effort to strengthen our commercial capabilities and route-to-market effectiveness, together with favourable weather conditions, had a positive impact on our volumes. We are also encouraged by the early consumer response to the recent launch of Coca-Cola Zero in certain of our markets.

Solid organic growth, realisation of planned pricing and improved operating efficiency helped offset persisting raw material cost increases and the planned first-quarter investment in our sales capabilities. Given this strong start to the year, albeit in a quarter that is traditionally the least significant for our business, we remain comfortable with our full year guidance.’

10 May 2007

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 30 March 2007 (IFRS)

Coca-Cola Hellenic Bottling Company S.A. (‘CCHBC’ or the ‘Company’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people. CCHBC shares are listed on the Athens Stock Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the United States (‘US GAAP’), which are available on our website: www.coca-colahbc.com.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the first quarter of 2007 financial results on 10 May 2007 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

INQUIRIES:

Company contacts:
Coca-Cola HBC	Tel: +30 210 618 3229
Melina Androutsopoulou	email: melina.androutsopoulou@cchbc.com
Investor Relations Director

George Toulantas	Tel: +30 210 618 3255
Investor Relations Manager	email: george.toulantas@cchbc.com

Anna Konoplianikova	Tel: +30 210 618 3124
Investor Relations Analyst	email: anna.konoplianikova@cchbc.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

US press contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	email: jolecki@fd-us.com

Overview

Coca-Cola Hellenic Bottling Company S.A. (‘CCHBC’ or ‘the Company’) delivered solid EBIT and EPS growth in the first quarter of 2007, driven primarily by strong organic volume growth, new product introductions and improved operating cost efficiency which offset ongoing raw material cost pressures.

Volume grew by 18% for the first quarter of 2007 and approximately 14% excluding the contribution of Fonti del Vulture, our Cypriot operations which we did not own in the first quarter of 2006 and Fresh & Co which we acquired on 13 March 2006.  Volume growth was achieved across all product categories and reporting segments with total carbonated soft drinks (‘CSDs’) growing by over 10% and non-CSDs delivering double-digit growth. Strong marketplace execution as we roll out route-to-market initiatives, product innovation and exceptionally cold weather in certain of our markets in the same period last year, contributed to this strong volume performance.

Core CSD brands grew by low double digits, led by trademark Coca-Cola and the launch of Coca-Cola Zero in some of our markets.  The launch of Coca-Cola Zero was supported by a fully integrated marketing campaign, product sampling and dedicated market impact teams to build brand availability and consumer awareness. We are encouraged by the initial positive consumer reaction to Coca-Cola Zero and are confident this brand will accelerate the growth of light CSDs as part of our three-cola strategy, alongside Coca-Cola and Coca-Cola Diet/Light.

We continue to track the trend towards health and wellness through increasing the penetration of our non-CSD brands across our existing outlet universe.  During the first quarter, we introduced Powerade Aqua+ in Poland, a new range of flavours under the Cappy Ice Fruit trademark in a number of our developing countries and a range of functional and enhanced juices under the Dobry and Diva brands in Russia. In line with our strategy to invest for growth and value, we have continued with our program of cooler placements and have embarked on a project for a greenfield plant in Russia to capture growing demand for our products in this region.

Operational Review by Reporting Segments

	Volume (million unit cases)
1st Quarter	2007	2006	% Change

Established Markets	144.2	125.1	+15%

Developing Markets	74.1	62.7	+18%

Emerging Markets	184.0	151.7	+21%

Coca-Cola HBC	402.3	339.5	+18%

	EBIT* (€ million)
	2007	2006		% Change vs 2006
1st Quarter	Reported	Reported	Comparable	Reported	Comparable

Established Markets	39.4	25.9	45.5	+52%	-13%

Developing Markets	2.8	(9.0)	(6.3)	n/a	n/a

Emerging Markets	18.0	13.9	15.0	+29%	+20%

Coca-Cola HBC	60.2	30.8	54.2	+95%	+11%

* Note: Comparable financial indicators (previously referred to as ‘underlying’) relate only to 2006 and exclude the recognition of pre-acquisition tax losses and restructuring costs.

Established markets

Volume

Unit case volume was 144 million for the first quarter of 2007, 15% above the prior year. Excluding the impact of Fonti del Vulture and our business in Cyprus which we did not own in the first quarter of last year, volume grew by 4%. CSDs grew in the mid-single digits, with the launch of Coca-Cola Zero in Ireland, Greece and Switzerland driving double-digit growth in the light CSD category. In Greece, low single digit growth was driven by continued strong market execution, favourable weather as well as the launch of Coca-Cola Zero. Excluding the 2006 acquisition of Fonti del Vulture, Italy achieved mid-single digit growth across most product categories.  Although still in its early stages, our continued focus on building sales capabilities and driving improvements in our route-to-market in Austria and Switzerland, led to an improved volume performance during the quarter.

Operating profit (EBIT)

Established markets contributed €39 million to the Company’s EBIT for the first quarter of 2007, 13% below the prior year on a comparable basis. Excluding the 2006 acquisitions, profitability in this segment declined by 8% as pricing and category mix benefits were more than offset by planned sales investments in Switzerland, Austria and Greece as well as higher raw material costs in certain of these markets. In Italy, EBIT grew by high single digits behind a solid volume performance and increasing benefits from our route-to-market initiative which was introduced nationwide in early 2006.

Developing markets

Volume

Unit case volume was 74 million for the first quarter of 2007, 18% above the prior year. Volume grew by double digits in all countries, with the exception of Hungary, where volumes were up by solid mid-single digits. Low double-digit growth in the CSD category was supported by the launch of Coca-Cola Zero in Croatia and strong activation of the Sprite brand under the “Thirst Never Wins” promotion in the Baltics and Poland. Double-digit growth was achieved across the water, juice, tea and sports drink categories as we continue to broaden the availability of our non-CSD product range.

Operating profit (EBIT)

Developing markets contributed €3 million to the Company’s EBIT for the first quarter of 2007 against a €6 million loss in the same period last year on a comparable basis. This significant profit improvement was driven by strong volume growth, improved pricing and product mix benefits and operating leverage, leading to a significant increase in operating margins during the quarter. As we continue to see a positive shift towards our core brands in these markets, we are pleased with the execution of our tactical support of our value brands post-EU accession in May 2004.

Emerging markets

Volume

Unit case volume of 184 million for the first quarter of 2007 was 21% above the prior year, building on an 18% volume increase for the comparable quarter in 2006. Double-digit volume growth was achieved across most markets and product categories.  Russia continued to perform well in the first quarter, with CSDs growing in the high single digits and non-CSDs growing in the double digits. The Multon juice business grew strongly supported by the launch of new enhanced and fortified juices under the Dobry and Diva brands, dedicated brand cooler placement and increased outlet penetration.  Following their recent accession into the EU on 1 January 2007, Bulgaria and Romania achieved robust double-digit volume growth driven by strong market execution and new flavour extensions under the Fanta trademark. Despite a challenging political environment, Nigeria achieved double-digit volume growth across the CSD, water and juice categories, compared to a 10% decline during the first quarter of the prior year.

Operating profit (EBIT)

Emerging markets contributed €18 million to the Company’s EBIT for the first quarter of 2007, 20% above the prior year on a comparable basis. Strong volume growth and selective price realisation helped offset raw material cost pressures, leading to gross profit and operating margins remaining stable versus the first quarter of 2006. Russia, Romania, Bulgaria and Serbia all contributed significantly to the improved segment profitability.

Company Financial Review

	First quarter
	2007	2006	% Change
	€ million	€ million

Volume in unit cases (in millions)	402.3	339.5	+18%

Net sales revenue	1,255.4	1,067.6	+18%

Cost of goods sold	(768.5)	(649.7)	+18%

Gross profit	486.9	417.9	+17%

Total operating expenses	(426.7)	(387.1)	+10%

Operating profit (EBIT)	60.2	30.8	+95%

Comparable operating profit (EBIT)	60.2	54.2	+11%

EBITDA	144.5	122.4	+18%

Comparable EBITDA	144.5	134.1	+8%

Net profit attributable to shareholders	25.4	5.6	>100%

Comparable net profit attributable to shareholders	25.4	20.3	+25%

Comparable basic and diluted EPS (in euro)	0.10	0.08	+25%

Note: Comparable financial indicators (previously referred to as ‘underlying’) relate only to 2006 (Operating profit, EPS, etc.) and exclude the recognition of pre-acquisition tax losses and restructuring costs.

Net sales revenue

Net sales revenue for the first quarter of 2007 increased by approximately 18% versus the first quarter of 2006. On a currency neutral basis, excluding the effect of the 2006 acquisitions, net sales revenue per unit case for the Company increased by approximately 2%, with the established, developing and emerging market segments increasing approximately 1%, 5% and 5%, respectively. This is mainly the result of pricing initiatives and favourable mix improvements.

Cost of goods sold

Cost of goods sold increased by 18% over the first quarter of 2006, led by volume growth of 18%. On a per unit case basis, cost of goods sold increased by approximately 1% to €1.93 in the first quarter of 2007 from €1.91 for the comparable period of 2006, excluding the effect of the 2006 acquisitions.

Gross profit

Gross profit margin over the first quarter, excluding the effect of the 2006 acquisitions, was in line with gross profit margin for the same period in the prior year, at approximately 39%.

Operating expenses

Total operating expenses increased by 17%, which on a per unit case basis translates to a 1% decrease versus the same period last year on a comparable basis. The main focus of our investments remain in the commercial and logistic areas as we further build our sales force capabilities and strengthen the route-to-market, primarily in our established markets.

Operating profit (EBIT)

Operating profit (EBIT) increased by 11% from €54.2 million last year to €60.2 million this quarter on a comparable basis as a result of strong volume growth, stable gross profit margins and continued investments in the market place.

Tax

CCHBC’s effective tax rate was approximately 31% versus 41% for the same period last year on a comparable basis. This rate is quoted before any tax credit arising from the current recognition of previously unrecognised accumulated tax benefits related solely to 2006. The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories.

Net profit

Net profit for the first quarter of 2007 increased by 25% from €20.3 million last year to €25.4 million on a comparable basis.

Cash flow

Cash flow generated from operating activities increased by €14 million from €101 million last year to €115 million this quarter. After deducting net capital expenditure, operating cash flow was €12 million during the first quarter of 2007, compared to €26 million for the same period last year.

Capital expenditure

CCHBC’s capital expenditure, net of receipts from disposal of assets and including principal repayments of finance lease obligations, amounted to €103 million for the first quarter of 2007, compared to €75 million for the same period last year.

2007 Full Year Outlook

CCHBC’s results in the first quarter, although seasonally the least significant, provide a strong growth platform for the rest of the year. We plan to capitalise on these results by rolling out specific initiatives to execute our ‘Excellence Across the Board Strategy’. Our three initiatives, route-to-market, customer-centric capabilities and working capital management have reached out to many markets and should provide long term tangible benefits as we re-focus and strengthen our business. As we enter the key summer selling season, we will continue to expand our existing product offering, realise the planned pricing initiatives and manage costs. This should help offset persisting raw material cost pressures which are expected to moderate over the second half of the year. As a result, our 2007 financial targets, on a comparable basis, remain as follows:

•                  Volume growth of 7-8%,

•                  EBIT growth of 11-13%,

•                  EPS of €1.77-€1.80, an increase of 12-14%,

•                  ROIC improvement of 75 basis points.

As we continue to invest in growing our business, we expect our net capital expenditure to be approximately €500 million for the year.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2007 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 30 March 2007 (IFRS)

Condensed consolidated income statement

		Three months to	Three months to
	Note	30 March 2007	31 March 2006
		€ million	€ million

Net sales revenue	3	1,255.4	1,067.6
Cost of goods sold		(768.5)	(649.7)

Gross profit		486.9	417.9

Operating expenses		(426.7)	(363.7)
		60.2	54.2

Adjustments to intangible assets	4	—	(3.6)
Significant restructuring costs	5	—	(19.8)

Total operating expenses		(426.7)	(387.1)

Operating profit (EBIT)	3	60.2	30.8

Finance costs	6	(19.9)	(17.1)
Share of results of associates		(0.1)	—

Profit before taxation		40.2	13.7

Taxation	7	(12.6)	(6.7)

Profit for the period		27.6	7.0

Attributable to:
Minority interests		2.2	1.4
Shareholders of the Group		25.4	5.6
		27.6	7.0

Basic & diluted earnings per share (euro)	8	0.10	0.02

Volume (million unit cases)	3	402.3	339.5

EBITDA (€ million)	3	144.5	122.4

The notes on pages 15 to 20 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 30 March 2007 (IFRS)

Condensed consolidated balance sheet

		As at	As at	As at
	Note	30 March 2007	31 March 2006	31 December 2006
		€ million	€ million	€ million
Assets

Intangible assets	9	1,864.3	1,849.9	1,865.7
Property, plant and equipment	9	2,525.1	2,309.8	2,497.7
Other non-current assets		71.0	85.1	70.8

Total non-current assets		4,460.4	4,244.8	4,434.2

Inventories		507.2	445.0	419.3
Trade and other receivables		935.0	809.9	922.5
Assets classified as held for sale	10	1.8	—	1.8
Cash and cash equivalents	11	282.0	475.0	305.5

Total current assets		1,726.0	1,729.9	1,649.1

Total assets		6,186.4	5,974.7	6,083.3

Liabilities

Short-term borrowings	11	307.4	562.0	306.9
Other current liabilities		1,192.3	1,049.2	1,118.1

Total current liabilities		1,499.7	1,611.2	1,425.0

Long-term borrowings	11	1,599.7	1,628.9	1,597.8
Other non-current liabilities		347.1	284.1	336.4

Total non-current liabilities		1,946.8	1,913.0	1,934.2

Shareholders’ equity		2,647.7	2,354.3	2,630.3
Minority interests		92.2	96.2	93.8

Total equity		2,739.9	2,450.5	2,724.1

Total equity and liabilities		6,186.4	5,974.7	6,083.3

The notes on pages 15 to 20 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 30 March 2007 (IFRS)

Condensed consolidated cash flow statement

	Note	Three months to 30 March 2007	Three months to 31 March 2006	Year ended 31 December 2006
		€ million	€ million	€ million
Operating activities:
Operating profit		60.2	30.8	507.1
Depreciation of property, plant and equipment	9	82.3	80.6	329.1
Amortisation of intangible assets	9	0.6	0.3	2.4
Adjustments to intangible assets	4	—	3.6	7.8
Employee share options		1.4	0.8	4.0
Impairment of plant and equipment		—	6.4	24.5
		144.5	122.5	874.9

Losses / (gains) on disposal of non-current assets		1.2	—	(11.1)
Increase in inventories		(88.9)	(60.2)	(32.7)
Decrease / (increase) in trade and other receivables		6.8	32.3	(66.9)
Increase in trade payables and other liabilities		68.0	16.3	111.2
Taxation paid		(17.1)	(9.5)	(102.3)
Cash flow generated from operating activities		114.5	101.4	773.1

Investing activities:
Payments for purchase of property, plant and equipment and intangible assets		(96.6)	(71.3)	(519.3)
Receipts from disposal of property, plant and equipment		1.8	0.7	37.8
Net receipts from / (payments for) investments		0.4	(9.4)	9.3
Net payments for acquisition of subsidiaries		(0.5)	(10.8)	(78.1)
Net cash used in investing activities		(94.9)	(90.8)	(550.3)

Financing activities:
Proceeds from shares issued to employees exercising stock options		—	—	22.5
Net increase in borrowings		0.1	313.3	44.6
Principal repayments of finance lease obligations		(8.0)	(4.7)	(20.4)
Net interest paid		(34.7)	(24.5)	(68.0)
Dividends paid to Group shareholders and minority Interests		—	—	(78.1)
Net cash (used in) / generated from financing activities		(42.6)	284.1	(99.4)

(Decrease) / increase in cash and cash equivalents		(23.0)	294.7	123.4

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		305.5	182.4	182.4
(Decrease) / increase in cash and cash equivalents		(23.0)	294.7	123.4
Effect of changes in exchange rates		(0.5)	(2.1)	(0.3)

Cash and cash equivalents		282.0	475.0	305.5

The notes on pages 15 to 20 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 30 March 2007 (IFRS)

Consolidated statement of changes in equity

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9
Profit for the period	—	—	—	—	5.6	5.6	1.4	7.0
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.6	—	1.6	—	1.6
Cash flow hedges:
Gains taken to equity	—	—	—	1.5	—	1.5	—	1.5
Losses transferred to profit and loss for the period	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	(7.5)	—	—	(7.5)	0.4	(7.1)
Tax on items taken directly to or transferred from equity	—	—	—	(0.7)	—	(0.7)	—	(0.7)
Comprehensive income / (loss)	—	—	(7.5)	3.0	5.6	1.1	1.8	2.9
Share based compensation
Options	—	—	—	0.8	—	0.8	—	0.8
Employee share purchases plan	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Appropriation of reserves	—	—	—	2.3	(2.3)	—	—
Dividends	—	—	—	—	—	—	(0.9)	(0.9)
Balance as at 31 March 2006	120.3	1,675.7	136.7	277.0	144.6	2,354.3	96.2	2,450.5
Profit for the period	—	—	—		328.1	328.1	6.1	334.2
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.5	—	0.5	—	0.5
Cash flow hedges:
Losses taken to equity	—	—	—	(1.8)	—	(1.8)	—	(1.8)
Gains transferred to profit and loss for the period	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Foreign currency translation	—	—	(4.2)	—	—	(4.2)	(3.5)	(7.7)
Tax on items taken directly to or transferred from equity	—	—	—	0.1	—	0.1	—	0.1
Comprehensive income / (loss)	—	—	(4.2)	(1.4)	328.1	322.5	2.6	325.1
Shares issued to employees exercising stock options	0.7	21.8	—	—	—	22.5	—	22.5
Share based compensation:
Options	—	—	—	3.2	—	3.2	—	3.2
Minority interest arising on acquisitions	—	—	—	—	—	—	3.7	3.7
Acquisition of shares held by minority interests	—	—	—	—	—	—	(3.4)	(3.4)
Appropriation of reserves	—	—	—	18.9	(18.9)	—	—	—
Dividends	—	—	—	—	(72.2)	(72.2)	(5.3)	(77.5)
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1

The notes on pages 15 to 20 are an integral part and should be read with these condensed consolidated financial statements.

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Profit for the period		—	—	—	25.4	25.4	2.2	27.6
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.3	—	1.3	—	1.3
Cash flow hedges:
Losses transferred to profit and loss for the period	—	—	—	0.3	—	0.3	—	0.3
Foreign currency translation	—	—	(10.4)	—	—	(10.4)	(0.4)	(10.8)
Tax on items taken directly to or transferred from equity	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Comprehensive income / (loss)	—	—	(10.4)	1.2	25.4	16.2	1.8	18.0
Share based compensation
Options	—	—	—	1.4	—	1.4	—	1.4
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Appropriation of reserves	—	—	—	2.2	(2.2)	—	—	—
Dividends	—	—	—	—	—	—	(3.4)	(3.4)
Balance as at 30 March 2007	121.0	1,697.5	122.1	302.3	404.8	2,647.7	92.2	2,739.9

The notes on pages 15 to 20 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 30 March 2007 (IFRS)

Condensed notes to the consolidated financial statements

1.             Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006, except that the following new accounting standards and interpretations have been implemented in 2007: International Financial Reporting Standard (‘IFRS’) 7, Financial Instruments Disclosures, IFRIC 10, Interim Financial Reporting and Impairment and IFRIC 9, Reassessment of Embedded Derivatives. None of these has had a material impact on the current or prior periods.

Operating results for the three months ended 30 March 2007 are not indicative of the results that may be expected for the year ended 31 December 2007 because of business seasonality.  Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34, Interim Financial Reporting, and should be read in conjunction with the 2006 annual financial statements, which include a full description of the accounting policies of Coca-Cola HBC (‘CCHBC’ or the ‘Company’).

2.             Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Company. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for period to		Closing as at
	30 March	31 March	30 March	31 December
	2007	2006	2007	2006
US dollar	1.32	1.21	1.33	1.32
UK sterling	0.67	0.69	0.68	0.67
Polish zloty	3.89	3.86	3.88	3.83
Nigerian naira	168.85	154.64	171.10	169.00
Hungarian forint	251.90	257.20	249.31	253.70
Swiss franc	1.62	1.56	1.62	1.61
Russian rouble	34.49	33.77	34.66	34.70
Romanian leu	3.38	3.55	3.37	3.37

3.             Segmental analysis

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Company operates in 28 countries and its financial results are reported in the following three operating segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows (in millions):

	Period Ended
	30 March 2007	31 March 2006
Volume in unit cases
Established countries	144.2	125.1
Developing countries	74.1	62.7
Emerging countries	184.0	151.7
	402.3	339.5

Net sales revenue (€)
Established countries	567.8	516.7
Developing countries	216.4	171.8
Emerging countries	471.2	379.1
	1,255.4	1,067.6

EBITDA (€)
Established countries	69.5	65.2
Developing countries	18.9	7.8
Emerging countries	56.1	49.4
	144.5	122.4

EBIT (€)
Established countries	39.4	25.9
Developing countries	2.8	(9.0)
Emerging countries	18.0	13.9
	60.2	30.8
Reconciling items (€)
Finance costs	(19.9)	(17.1)
Share of results of associates	(0.1)	—
Taxation	(12.6)	(6.7)
Minority interests	(2.2)	(1.4)
Profit for the period attributable to shareholders of the Group	25.4	5.6

	As at
Total assets (€)	30 March 2007	31 December 2006
Established countries	3,136.2	3,111.2
Developing countries	958.8	951.6
Emerging countries	2,129.3	1,938.6
Corporate / intersegment receivables	(37.9)	81.9
	6,186.4	6,083.3

4.                                      Adjustments to intangible assets

CCHBC recognises deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, ‘Income Taxes’, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. A charge of €3.6 million was recorded in operating expense for the first three months of 2006 and a deferred tax credit of €3.6 million included within taxation on the income statement in the same period. No adjustments of this nature were made during the first quarter of 2007.

5.             Significant restructuring costs

Restructuring costs are shown separately on the face of the income statement, when significant, in the period to which they relate. In the first quarter of 2006 restructuring charges of €19.8 million before tax were recorded. These comprised cash restructuring charges of €11.7 million, charges for the impairment of property, plant and equipment of €6.4 million and accelerated depreciation of €1.7 million.

6.             Finance costs

	Three months to	Three months to
	30 March 2007	31 March 2006
	€ million	€ million

Interest expense	20.8	18.1
Net foreign exchange translation losses	1.4	0.4
Fair value losses on interest rate swaps	0.1	—
Interest income	(2.4)	(1.4)
Total finance costs	19.9	17.1

7.             Taxation

The effective tax rate for the Company differs from the 2007 Greek statutory rate of 25% (2006: 29%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-37%.

A best estimate of the expected full year average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which do not necessarily refer to the current period’s operations.

8.                                   Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Company by the weighted average number of shares in issue during the period (2007: 242,067,916 shares, 2006: 240,692,002 shares).

9.                                   Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2007	2,497.7	1,865.7
Additions	123.5	—
Arising on the prior year acquisitions	(2.9)	2.4
Disposals	(2.2)	—
Depreciation / amortisation	(82.3)	(0.6)
Foreign exchange differences	(8.7)	(3.2)
Closing net book value as at 30 March 2007	2,525.1	1,864.3

10.                            Assets classified as held for sale

It is the Company’s intention to dispose of certain land and buildings as part of the restructuring plan in Greece. As at 30 March 2007, the net book value of these assets was €1.8 million. The proceeds from the sale of assets classified as held for sale, net of disposal costs are expected to exceed their carrying value.

11.                            Net debt

	As at	As at	As at
	30 March 2007	31 March 2006	31 December 2006
	€ million	€ million	€ million

Long-term borrowings	1,599.7	1,628.9	1,597.8

Short-term borrowings	307.4	562.0	306.9

Cash and cash equivalents	(282.0)	(475.0)	(305.5)

Net debt	1,625.1	1,715.9	1,599.2

On 24 March 2006, Coca-Cola HBC Finance plc issued €350.0 million of Floating Rate Notes due on 24 March 2009.  The notes were guaranteed by Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V. and were issued under the Company’s €2.0 billion Euro Medium Term Note Programme. The notes were primarily issued in order to fund the acquisition of Lanitis Bros Public Limited and the repayment of the remaining €233.0 million of the outstanding debt under the Company’s €625.0 million 5.25% Eurobond which matured on 27 June 2006.  The decrease in short-term borrowings and cash and cash equivalents from 31 March 2006 to 30 March 2007 was mainly a result of this Eurobond repayment.

12.                            Dividends

The directors propose a dividend of €0.32 per share (totalling €77.5 million) for the year ended 31 December 2006. The proposed dividend will be submitted for approval at the Annual General Meeting to be held on 20 June 2007.

13.                            Contingencies

There have been no significant changes in contingencies since 31 December 2006 (as described in the 2006 Annual Report available at the Company’s web site address www.coca-colahbc.com).

14.                            Post-balance sheet events

On 23 April 2007, the Company agreed to acquire 100% of Eurmatik S.r.l., (‘Eurmatik’) a local vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction is expected to be €15.8 million (including debt but excluding acquisition costs). The final purchase price is subject to certain adjustments. The transaction is also subject to regulatory approval.

15.                            Employee numbers

The average number of full-time equivalent employees in the first quarter of 2007 was 43,205 (2006: 40,707).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date May 16, 2007